Exhibit 99.1
1 FORTIS INC. CODE OF CONDUCT REVISED SEPTEMBER 2021 Code of Conduct JANUARY 1, 2026 CODE OF CONDUCT

2 FORTIS INC. CODE OF CONDUCT 3 Message from the President and Chief Executive Officer 4 Our Purpose and Values 5 Introduction 6 Following the Code 6 Reporting a Concern 7 Making Changes to the Code 7 Waiving an Aspect of the Code 8 Being Your Best 9 Setting the Right Tone 10 Protecting Health, Safety and the Environment 10 Physical Safety 11 Respect, Inclusion and Diversity 11 Human Rights 12 Respecting Social Justice Principles 13 Health and Wellness 14 Social Responsibility, the Environment and Sustainability 14 Looking Out for Each Other 15 Acting Responsibly 15 Obeying the Law 15 Complying with Regulations 16 Securities Regulation 16 Avoiding Conflicts of Interest 17 Red Flags to Avoid 18 Insider Trading 19 Anti-Corruption 19 Anti-Bribery 21 Commissions, Fees and Other Payments 21 Gifts and Entertainment 22 Political Engagement and Lobbying 23 Competition and Anti-Trust Legislation 24 Privacy 24 Business Travel and Expenses 25 Outside Employment and Volunteering 25 Serving on Outside Boards 26 Protecting Our Assets 26 Corporate Assets and Opportunities 26 Proprietary and Confidential Information 27 Cybersecurity 28 Artificial Intelligence 28 Communication Devices 32 Keeping Accurate Financial Records 32 Records Management 33 Where To Go for Help 33 Filing a Report 35 What Happens Next 35 We Retain Records 36 Other Fortis Policies and Related Materials WHAT’S INSIDE

3 FORTIS INC. CODE OF CONDUCT With more than a century in the utility business, Fortis has deep roots. We also have an exciting future as part of the clean energy transition. Our customers rely on us to be there for them every day. We’ve earned their trust by always demonstrating our purpose and values and maintaining an unwavering focus on safe, reliable and dedicated customer service. We always strive to do the right thing and to act with honesty, integrity and professionalism in everything we do. We are committed to respecting the principles of social justice and treating all people fairly and with respect. Whether we’re interacting with work colleagues, industry partners, advisors, regulators, customers or casual acquaintances, how we conduct ourselves leaves an impression of who we are as individuals and as a company. I’m always impressed by the integrity and dedication of our people, not just in our own daily work, but also in our commitment to the communities we serve. We must remain vigilant in protecting our good name and reputation. Respecting Our Code of Conduct Our code of conduct is our primary reference guide for ethical and professional behaviour at Fortis. We must respect the code and live by its standards. While the code is robust, what really matters is doing the right thing, and living by the principles expressed in our code each and every day. I encourage you to be mindful and aware of what you observe in your workplace, and to speak up if you see anything that causes you to be uneasy, uncomfortable or concerned. Every year you must acknowledge that you have read, understand and agree to abide by the code (you can read more about this on page 6). I thank everyone throughout the Fortis organization for your continuing commitment to the company and the communities we serve, and to high ethical standards in everything we do. Sincerely, David G. Hutchens President and Chief Executive Officer MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

4 FORTIS INC. CODE OF CONDUCT Purpose DELIVERING A CLEANER ENERGY FUTURE Values We never compromise on safety Nothing matters more to us than protecting the health and safety of our employees, customers and contractors. Our pursuit of safety is relentless. We value our people Our employees are dedicated. We take pride in working hard and doing the right thing. We seek and develop diverse talent and offer an inclusive work environment. We keep it local We believe in local decision-making. Our teams understand the communities we serve. Our companies operate independently, but together as a family of companies we do more than any of us could do alone. We aim for excellence every day We are energy delivery experts, dedicated to service, performance and growth. We respect the environment and drive innovation to provide energy solutions for our customers. We are community champions We make our communities stronger by nurturing local partnerships and giving back to the places we proudly serve. We act with courage and integrity We make the right decisions for the long term, even when it’s a tough call. We keep our promises and hold ourselves to the highest ethical standards.

5 FORTIS INC. CODE OF CONDUCT Integrity and sound policies and procedures are core to the way we do things and are critical to our success. This code of conduct (the code) sets out the high standard of conduct we expect of everyone at Fortis, and the principles and concepts in this code apply across the entire Fortis organization. The code applies to Fortis employees, officers and directors in every country where we do business. We also expect our vendors, suppliers, contractors, consultants and other service providers (vendors) to follow the standards contained in the Fortis vendor code of conduct. Everyone in our organization is expected to comply with the law, rules and regulations that apply to us, and the requirements and spirit of the code. We hold ourselves to high standards and have zero tolerance for unethical conduct or breaches of integrity. Always doing the right thing and conducting yourself with integrity is key. Any interactions you have with others — our customers, investors, business partners, potential business partners, vendors, competitors, government officials, regulators, the public, fellow employees and other stakeholders — must be honest, fair, courteous, respectful and professional. This code describes appropriate behaviour, but it doesn’t cover every situation or action you may encounter. Use the code as a guide and speak to an internal resource if you have any questions or aren’t sure about something. OUR BUSINESS MODEL Fortis follows a standalone business model where our subsidiaries operate with substantial autonomy. The general principles and spirit of this code apply universally across the entire Fortis organization. Each subsidiary adopts its own code which includes core elements of this code, while tailored as required to the subsidiary’s unique operations and jurisdiction. INTRODUCTION

6 FORTIS INC. CODE OF CONDUCT IN THIS DOCUMENT • Code means this code of conduct • We, us, our, Fortis and the company mean Fortis Inc. • You and your mean everyone who is governed by the code: Fortis employees, officers and directors • Board means our board of directors • Executive officer means an executive officer as defined in applicable Canadian and U.S. securities laws — and includes our Chair of the board, Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Legal Officer (CLO), Vice Presidents in charge of principal business divisions or functions, or someone performing a policy-making function • Internal resource means your supervisor, a member of senior management, the CLO or the Senior Legal Counsel, Compliance (Compliance Director) This code refers to other Fortis policies. These are available on our intranet. ETHICAL DECISION-MAKING FRAMEWORK If you encounter an ethical issue, ask: 1. Is it legal? 2. Is it consistent with the code? 3. Does it align with Fortis values? 4. Is it in the interests of Fortis? 5. Would I be comfortable if it became public? If the answer to all five questions is “yes”, it is likely okay. If an answer is unclear, or if you answered “no” or “maybe” to any question, seek advice from an internal resource. Following the Code Following the code and all other Fortis policies, procedures and guidelines is mandatory. If you don’t comply, you may face disciplinary action, which could include losing your job. You will be asked annually to acknowledge that you have read the code and understand and agree to follow it. We periodically conduct internal audits to monitor employee compliance with the code and other policies. Reporting a Concern If you have a concern or suspect that someone is not following the code, you must report it promptly to an internal resource. Where other Fortis policies contain their own specialized reporting procedures, such as under our respectful workplace policy, those procedures should be followed first whenever possible. If you feel more comfortable reporting anonymously, you can use our EthicsPoint hotline, which is available through the web and by phone 24 hours a day, seven days a week (see page 34 for details). We investigate every report we receive and keep all information confidential following our speak up policy. There will be no retaliation against anyone for reporting a concern in good faith. The audit committee oversees the reporting process set out in our speak up policy. The committee is also responsible for making sure we have appropriate procedures for receiving, retaining and dealing with all reports related to accounting, internal controls and auditing matters.

7 FORTIS INC. CODE OF CONDUCT Making Changes to the Code We periodically update our code, with input from external experts. We’ll let you know when we make a material change to the code. The code is also reviewed regularly by our governance and sustainability committee and changes are approved by the board. This version of the code was approved in December 2025 and went into effect on January 1, 2026. You can find an electronic copy on our intranet and our website (www.fortisinc.com). Waiving an Aspect of the Code The board may waive an aspect of the code in certain circumstances. A request must be made in writing to the board’s governance and sustainability committee who will review the request and make a recommendation to the board. We’ll publicly disclose a waiver granted by the board as required by the laws, rules and regulations that apply. ETHICSPOINT HOTLINE Go online at www.fortisInc.ethicspoint.com. Or call 1-866-294-5534. See page 34 if you’re calling from outside Canada or the United States. QUESTIONS? Don’t hesitate to ask if you’re not sure about something. Speak to an internal resource. REPORTING CHANNELS Our values reflect that we act with courage and integrity and hold ourselves to the highest ethical standards. If you have concerns about a possible code infringement you should report the matter through one of the following: • your supervisor • an executive officer • a member of senior management • the Compliance Director • the CLO • our EthicsPoint hotline (see page 34 for details)

8 FORTIS INC. CODE OF CONDUCT BEING YOUR BEST Being your best means exhibiting your best qualities as you perform your day-to-day responsibilities and interact with others. At Fortis, we expect you to treat others as you would like to be treated. Maintaining a high standard of conduct creates a strong, positive culture that benefits everyone. We have zero tolerance for bullying, harassment, discrimination, violence, or any form of derogatory treatment of others. As you go about your daily activities at work and in our communities, you’re expected to: • follow the rules and do the right thing • act with honesty and integrity • look out for the safety and wellbeing of others • speak up if you see something that doesn’t seem right, or otherwise concerns you or makes you feel uncomfortable • show respect to everyone that you deal with and treat others in a cooperative and inclusive manner • avoid conflicts of interest or other situations that could compromise your loyalty, objectivity and judgment • protect the reputation, assets and interests of Fortis • minimize impacts on the environment and support sustainability in our operations, and • support communities where we live and operate QUESTION I am a new employee and still learning some of the complexities of my job. I don’t yet entirely understand everything that my department does, but there are aspects that I just can’t follow, and I am starting to wonder if it’s all by the book. What should I do? ANSWER If you find yourself in a situation where you have concerns about a work-related matter, you must speak up. While it’s often human nature to be reluctant to say anything, you should never ignore things that make you uncomfortable. At first instance, you should bring any such concerns to your supervisor, who has broad and detailed knowledge about your department’s work and can answer any questions you may have. However, if you would feel uncomfortable doing that, you can also speak to a member of senior management, the Compliance Director or the CLO. All employees should feel free to speak up about any concerns. There will be no retaliation or repercussions for reporting a concern in good faith.

9 FORTIS INC. CODE OF CONDUCT Setting the Right Tone Leaders at every level have a responsibility to set the right tone, maintain our culture of integrity and always model ethical behaviour. If you’re a leader, four basic principles must always guide your decisions and actions regardless of your specific role: Engage Create an open and welcoming environment for employees to speak up. Identify Understand what misconduct may look like and watch out for it. Escalate Connect quickly with the right resource if there is a concern or report of potential misconduct. Ensure Watch for any signs of retaliation against an employee who has voiced a good faith concern. BEING HONEST, ETHICAL AND PROFESSIONAL IN EVERYTHING YOU DO DEMONSTRATES INTEGRITY, A SHARED COMMITMENT AND ACCOUNTABILITY TO YOUR COLLEAGUES AND TO FORTIS.

1 0 FORTIS INC. CODE OF CONDUCT There is a risk of injury and harm in every workplace. The utility business is somewhat unique because the products we deliver to our customers — electricity and natural gas — are inherently dangerous if they’re not handled properly. Also, many employees and contractors work in remote locations and in extreme weather, all to make sure that customers receive reliable service. Employees and contractors are exposed to these and other dangers every day, and safety must be “job one” at Fortis. We must be diligent in following our occupational health and safety policies and safety protocols to ensure that we always remain safe. All safety issues should be reported to your supervisor or health and safety committee representative. There will be no retaliation against anyone for reporting a safety concern in good faith. You have the right to work in a professional, respectful, inclusive and safe environment — a place without discrimination, inappropriate behaviour or unethical conduct. Physical Safety We’re committed to maintaining safe working conditions for our employees and contractors that comply with occupational health and safety laws, meet industry standards and are consistent with best practices. SAFE, RESPECTFUL AND DIVERSE Our occupational health and safety policies set out our standards and protocols for maintaining safe and healthy working conditions. We believe our workplace should foster inclusion and diversity. This commitment is reinforced in our inclusion and diversity commitment statement and board and executive diversity policy. Our respectful workplace policy sets out our expectations for a workplace that is professional and respectful, free of harassment, bullying, discrimination, violence, or derogatory treatment of others. PROTECTING HEALTH, SAFETY AND THE ENVIRONMENT

1 1 FORTIS INC. CODE OF CONDUCT Respect, Inclusion and Diversity We value and support inclusion and diversity in the workplace. Our inclusion and diversity commitment statement confirms our organization-wide pledge to create a workplace where all feel welcomed, valued, respected and empowered to bring their authentic selves to work. Our board and executive diversity policy details our philosophy and goals regarding leadership diversity. We respect all equal opportunity, human rights and non-discrimination laws, as well as occupational health and safety and labour standards laws. We have zero tolerance for any kind of harassment, sexual harassment, physical and verbal violence, discrimination, retaliation, or any other form of abusive or inappropriate behaviour in the workplace. Anyone who faces inappropriate behaviour can report it and have it investigated and resolved under our respectful workplace policy. Human Rights Our human rights statement sets out our expectations regarding the avoidance of all forms of slavery, forced labour and child labour in our operations. We respect workers’ freedom of association, right to collectively bargain, and right to a fair wage. We also support the spirit and intent of international human rights conventions such as the United Nations’ Universal Declaration of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work, Freedom of Association and Protection of the Right to Organize Convention (CO87) and Right to Organize and Collectively Bargain Convention (CO98). Our expectation of respect for human rights applies equally to employees and our vendors. In this regard, our vendor code of conduct sets out our expectations of our vendors, and provides guidance to our subsidiaries, which are required to adopt substantially similar policy measures.

1 2 FORTIS INC. CODE OF CONDUCT QUESTION I heard that a new role is being created within Fortis for which I am qualified and have relevant experience. I’m concerned my age might prevent me from being considered. ANSWER If you are interested in a new position for which you are fully qualified, you have a right to be considered for the role. Candidates will be evaluated based on merit against objective criteria. Discrimination in relation to employment, including in hiring and promotions, based on age or any other protected characteristics is prohibited. Our commitment to fair hiring and promotion practices requires that all such decisions be free of bias and discrimination. Respecting Social Justice Principles We oppose social injustice in all its forms. Creating meaningful change requires work and focus. We are committed to doing the work, driving change and acting with intention. We have established a framework and an enterprise-wide advisory council to guide our inclusion and diversity efforts. We work to treat all employees fairly and based on merit. A CULTURE OF EQUALITY Hiring practices should be non-discriminatory and people should be treated fairly, compensated appropriately and promoted without discrimination. We strive to treat people equally, without differentiating based on race, nationality, ethnic origin, Indigenous status, colour, religion, age, gender, marital status, family status, sexual orientation, identity or expression, political belief, source of income, disability or disfigurement in our employment practices or hiring of third-party providers.

1 3 FORTIS INC. CODE OF CONDUCT QUESTION A co-worker of mine has asked me out on a date. Although I declined, this person has repeatedly asked me. What do I do? ANSWER Ideally, such situations can be handled in a respectful and professional manner directly between the individuals, without the need to escalate the matter further. You should be firm and tell the co-worker that you are not interested. Once you’ve said no, your co-worker should respect that. If the unwelcome or harassing behaviour persists you should speak with a supervisor or file a complaint. Our respectful workplace policy describes the company’s expectations regarding respecting our fellow employees and sets out complaint procedures for the investigation and resolution of policy violations. BE FIT FOR DUTY Our employee guide sets out our expectations for people at work and attending corporate functions. It includes the general expectation that employees will come to work “fit for duty” — being reasonably capable of safely performing the requirements of their job. The guide also confirms our duty as an employer to reasonably accommodate people who have legitimate medical conditions. Health and Wellness We support employee health and wellness. You should do your best to stay healthy and to be “fit for duty” during the entire workday so you’re effective on the job and can avoid anything that can put your safety, or the safety of others, at risk. You must advise your supervisor or Human Resources if you’re taking prescription medication that could cause impairment, compromise safety or negatively affect your work performance.

1 4 FORTIS INC. CODE OF CONDUCT QUESTION I thought I would plan an informal social gathering for my department after work on Friday, but I’m pretty sure that our new hire can’t make it because they usually pick up their child from day care at 5:30. I guess it’s OK to leave them off the invitation? ANSWER No, it’s best to invite everyone to your group activities, even if some might not be able to make it. All employees are part of the Fortis team and appreciate being thought of and included. Always treat others as you would like to be treated and be considerate of how others might misinterpret an innocent oversight. The company’s inclusion and diversity commitment statement affirms the importance of our inclusive culture and fostering a workplace where everybody feels valued and respected. Social Responsibility, the Environment and Sustainability We consider the impact of our actions on society, the environment and the communities where we operate. We seek to make positive contributions to our communities. Our strategy focuses on investing in a cleaner, more resilient, energy grid. We are committed to supporting the transition to cleaner energy, taking action to address climate change, and maintaining resilient infrastructure. As the energy transition unfolds, customer affordability and system reliability will remain key pillars of our values and long-term business strategy. We invest in resilient infrastructure and promote energy efficiency. As an organization, we seek to use all resources as efficiently as possible. We act responsibly to protect our neighbours and the public, and to promote sustainability in everything we do. We’re committed to environmental compliance, stewardship, leadership and accountability. Whether you work in the field or an office, you must comply with all environmental requirements and related corporate policies that apply to you. Our vendors are also expected to adhere to this standard. We track, investigate and report on environmental and other hazards and incidents and strive for continuous improvement. Looking Out for Each Other While we have different roles and responsibilities, we’re all members of the Fortis organization and each of us plays an important part in our success. It’s important to always show mutual respect and to look out for one another to keep us all healthy and safe, whether you’re facing physical or emotional challenges or noticing that one of your colleagues may be going through a difficult time. Be there for your colleagues and remember to treat others as you would like to be treated.

1 5 FORTIS INC. CODE OF CONDUCT You’re responsible for your behaviour and actions while you’re at work and when you’re out in the community. Obeying the Law You must conduct Fortis business according to the law, rules and regulations where we work and operate. You must never assist anyone to circumvent the law, evade taxes or commit fraud. You cannot take unfair advantage of someone, whether it’s by manipulating them, concealing information, abusing privileged information, misrepresenting material facts, or any other unfair dealing practice. Offering or accepting a bribe or kickback, or promising or receiving any other improper benefit to influence a customer, vendor, public official or any other person, is a serious offence. All such activity is prohibited, whether carried out directly or indirectly. Refer to our anti-corruption policy and anti-corruption procedures for more information. Complying with Regulations Regulators perform a vital role in safeguarding the public interest, and we all have a role to play in meeting our commitments and demonstrating to regulators that Fortis is a responsible owner of public utilities. Most aspects of our business are regulated. This legal framework covers a wide range of topics, including public utility regulation, the environment, occupational health and safety, human rights and non-discrimination, bribery and corruption, government lobbying and political contributions, privacy and fair competition practices. Our utilities interact with regulators across our operating jurisdictions. Maintaining respectful, constructive and cooperative relationships builds trust, is good for all our stakeholders and is simply the right way to conduct business. ACTING RESPONSIBLY FERC The Federal Energy Regulatory Commission (FERC) in the United States is a common regulator of our U.S. subsidiaries. Our FERC compliance manual describes our expectation of strict compliance with FERC regulation. Under the Fortis standalone business model, each U.S. subsidiary is responsible for designing and operating a robust FERC compliance program for its operations.

1 6 FORTIS INC. CODE OF CONDUCT Securities Regulation As a public company, we’re also subject to securities regulations and stock exchange rules that govern things like offering, selling and buying securities, and financial reporting. Securities regulations and stock exchange rules also govern the disclosure of material information by public companies and insiders (see page 18). Avoiding Conflicts of Interest It’s your responsibility to always protect our corporate interests. That means you must not engage in activity that could, or could be perceived to, give rise to a potential conflict between your personal interests and the interests of Fortis, or that appears to compromise your ability to act in an unbiased way. This extends to situations that involve or relate to the interests of family members, friends or acquaintances. You’re required to tell us about any conflict or perceived conflict of interest. You should inform an internal resource. Our insider trading policy and disclosure policy cover specific aspects of securities regulation.

1 7 FORTIS INC. CODE OF CONDUCT Red Flags to Avoid Conflicts of interest can take different forms. Make sure you don’t put yourself in one of these red flag situations, either directly or indirectly through family, friends or otherwise. You must not: • put yourself in a position where a transaction with Fortis or a subsidiary could result in a benefit or interest to you beyond the normal benefits of your employmentrelationship with us • put yourself in a position or relationship with a co-worker which could, or could reasonably be perceived to, compromise your objectivity, business judgment or impartiality • contract with or provide services to Fortis or a subsidiary outside of your employment with us • participate in activities or ventures that compete with Fortis or a subsidiary or that interfere or appear to interfere with your duties and responsibilities to our company • use confidential or material information about Fortis that is not publicly available for your benefit or the benefit of others • have a financial or other interest in any entity doing business with Fortis (other than an interest of 1% or less in a publicly traded entity or an interest held through a mutual or similar fund where investment decisions are made at arms length by others) • approve a loan to an employee, executive officer or director of Fortis or a subsidiary. Executive officers and members of the board are also subject to special conflict rules under corporate and securities laws. Specifically, directors and executive officers are prohibited from accepting, directly or indirectly, personal loans from Fortis or any of our subsidiaries • select, manage or influence a relationship with a vendor or other business partner if they employ or are controlled by someone you have a personal or family connection with This list does not include every kind of conflict situation. If you’re not sure about something, speak to an internal resource. YOU MUST CONDUCT FORTIS BUSINESS ACCORDING TO THE LAW, RULES, AND REGULATIONS WHERE WE WORK AND OPERATE. YOU MUST NEVER ASSIST ANYONE TO CIRCUMVENT THE LAW, EVADE TAXES OR COMMIT FRAUD.

1 8 FORTIS INC. CODE OF CONDUCT Insider Trading The value of any public company’s securities can rise or fall with the release of information — whether it’s good or bad. Securities laws prohibit anyone from: • trading on material information about a public company before it has been generally disclosed (called insider trading) • intentionally or unintentionally passing material information to someone before it has been generally disclosed (called tipping) Insider trading and tipping give an investor an unfair advantage over other investors because the material information has not yet been shared publicly and the market has not had time to absorb it. Insider trading and tipping are both serious offenses. You are not allowed to trade in Fortis securities if you: • have material information about Fortis that hasn’t been publicly disclosed and absorbed by the market • are an insider (see below) and are subject to a trading blackout period • have been notified by the Legal Department that you cannot trade in Fortis securities or securities of any other public company You are also not allowed to trade another public company’s securities if you acquire material information about that other company that hasn’t been generally disclosed. Note that if you have material information about Fortis that has not been generally disclosed, you may still be permitted to buy Fortis shares under our Employee Share Purchase Plan as share purchases occur at pre-arranged times and you have no direct control over discrete trading transactions. As a general rule, you should always refer to our insider trading policy before trading in Fortis securities and consult the CLO if you have any questions. ABOUT INSIDERS Directors and officers of Fortis and our subsidiaries, and others depending on their role and responsibilities in the organization or their ownership of or control or direction over Fortis securities, are designated insiders by the Legal Department according to securities regulations. If you’re an insider, you will receive information from the Legal Department about when you can trade and the pre-approval process for trading Fortis securities. Certain directors and officers in the Fortis organization are also deemed reporting insiders under securities regulations and must publicly report their trades. If you have questions about the insider trading policy, what constitutes material information, insider reporting or insider trading generally, speak to the CLO. ABOUT MATERIAL INFORMATION Material information is any information relating to the business and affairs of Fortis that results in, or would reasonably be expected to result in, a significant change in the market price or value of any of our securities, and includes any information that a reasonable investor would consider important in making a decision about investing in Fortis securities. Our insider trading policy and disclosure policy contain examples of material information.

1 9 FORTIS INC. CODE OF CONDUCT Anti-Corruption Many countries have legislation to combat corruption. Generally, these laws prohibit the offering of any kind of benefit or inducement to public officials (or private counterparties) to obtain an improper business advantage or concession and require the keeping of complete and accurate business records. Our domestic and international operations must be conducted according to applicable anti-corruption legislation, including where carried out by third party representatives. Any breaches of these laws can result in severe penalties, including fines and imprisonment. Employees most likely to encounter corruption risk receive anti-corruption training. If you have questions about this topic, please consult our anti-corruption policy and anti-corruption procedures or speak to an internal resource. Anti-Bribery Any form of bribery or similar unethical business practices are strictly prohibited. We have administrative procedures and controls that help us manage and record transactions that are susceptible to fraud or abuse, and to mitigate the risk of corruption generally. You must conduct due diligence before you hire a new third-party agent to act for us in a new jurisdiction, and make sure that the agent is familiar with, and will comply with, local law as well as our anti-corruption policies, or their own if they’re substantially similar to ours. Our disclosure policy describes procedures for approving and publicly disclosing material information about Fortis. Public communications regarding Fortis, including responding to inquiries from external parties, may only occur through our designated spokespersons. Our insider trading policy supplements the terms of this code and applicable laws and provides more details about trading restrictions that apply to you and your family members. QUESTION I usually buy some Fortis shares with my annual bonus. I am currently helping with a major disclosure filing that contains significant new information about Fortis. Can I go ahead and buy the shares anyway? ANSWER You must not trade in Fortis securities if you have material information about Fortis that has not been generally disclosed. Even if you’re not normally considered an “insider” under our insider trading policy, the very fact that you possess material information precludes you from trading. If you have questions about when you can or cannot trade, speak to the CLO. You may also refer to our insider trading policy for more guidance on this topic.

2 0 FORTIS INC. CODE OF CONDUCT PROPER RECORD KEEPING We keep accurate business records of our transactions and activities as a good business practice and to satisfy anti-corruption laws. Our Communications Department is responsible for maintaining written records of corporate gifts, charitable donations, political contributions and lobbying activities. QUESTION A third-party service provider invited me to attend a virtual session to introduce me to their service offerings in exchange for a bundle of expensive swag. I’m not yet sure if we will engage the third party for any services. Can I accept the gift? ANSWER The best course of action would be to decline this gift. While accepting it would not bind Fortis to any commitment, this party is offering you this substantial gift to try to obtain business from Fortis. Ask yourself whether accepting the gift could be seen as compromising our impartiality in evaluating this service provider? Our good corporate reputation is supported by our unwavering commitment to integrity and ethical business conduct and could be jeopardized by even the mere perception of inappropriate behaviour. You must always be conscious of how your actions may be perceived by others, and act accordingly. When in doubt, consult the Compliance Director or CLO.

2 1 FORTIS INC. CODE OF CONDUCT Commissions, Fees and Other Payments All commissions, fees or other payments you make to third parties acting for Fortis must reflect sound business practices and the reasonable value of the services or products provided. Invoices must be reviewed and approved by employees who are knowledgeable of, and responsible for, the services or products being provided. Gifts and Entertainment You cannot give or receive a gift or benefit of any kind when conducting business on behalf of Fortis if it might be perceived that an obligation has been created or a favour or special treatment is expected. Lavish gifts and entertainment and gifts of cash and cash equivalents are strictly prohibited. You can give gifts or promotional items if they’re reasonable and have modest value and are given infrequently and in an open and transparent way. For guidance regarding gifts and entertainment, you should consult the Communications Department and our anti-corruption procedures. NO CORRUPT PRACTICES Our anti-corruption policy governs dealings with foreign and domestic public officials as well as individuals and non-governmental and commercial entities that Fortis does or proposes to do business with. The policy contains guiding principles covering such things as: · bribery and improper payments · facilitation payments · lobbying · gifts (including meals & entertainment) · books, records and internal controls Our anti-corruption procedures also provide practical advice on how to be vigilant in spotting potential issues that could arise while performing your duties. ANTI-MONEY LAUNDERING Many jurisdictions have anti-money laundering laws which primarily seek to intercept the movement of proceeds of crime. These laws create obligations regard-ing tracking and reporting certain financial transactions, such as large cash or virtual currency payments. Any unusual transactions of this nature should be flagged and reported to the Director, Internal Audit. CONTRACTS, EMPLOYMENT AND INTERNSHIP OFFERS The hiring of a contractor, or an offer of employment or internship should never be made to exert influence or in exchange for a benefit or concession. If you’re considering hiring someone who is known to be related to a public official or a party that we do or propose to do business with, it’s especially important to follow our review and approval process. If you have questions about contracting, employment or internship offers, speak to the Compliance Director or the CLO.

2 2 FORTIS INC. CODE OF CONDUCT Political Engagement and Lobbying People who live in places that value and protect democratic rights are fortunate. We support organizations that advocate on a variety of subjects, ranging from national trade associations to small community groups. While advocacy and lobbying are core activities for some of these organizations, others only have infrequent and casual involvement. Generally, the objectives of these activities are to advance the interests of our company, the utility sector or the communities we serve. When contributing to such organizations, we try to ensure alignment with our corporate values and policies, including acting ethically, with honesty and integrity, and supporting our local communities and the clean energy transition. We annually disclose our contributions to trade and political organizations and other groups that may engage in lobbying. Fortis does not knowingly support any organizations whose views are materially misaligned with our values and policies. While we recognize the importance of supporting the democratic process, no contribution to a political party, organization or candidate for public office on behalf of Fortis is permitted unless it is allowed by law, authorized by the CEO or CFO, and coordinated through the Communications Department. Most jurisdictions have laws that regulate lobbying activity directed towards public officials. If you or a third party you hire engages in lobbying, you or they may be required to register under a public lobbyist registry and file periodic reports detailing the lobbying activities. The Communications Department monitors lobbying activity by Fortis, and together with the Compliance Director, manages compliance with lobbying laws. Our political engagement policy governs our involvement in and disclosure of political advocacy activities, as well as our political contributions according to local laws. The Communications Department coordinates all political contributions made by or on behalf of Fortis. QUESTION I’ve been preparing materials for an upcoming meeting with a government minister. Is there anything I should be doing to make sure this is all by the book? ANSWER Yes. Even preparing for a meeting with a government official could count as “lobbying”, so you should report this activity to the Communications Department. Most jurisdictions require registration and filing of periodic reports when an organization’s lobbying activities meet prescribed thresholds. Therefore, all lobbying-related activities must be immediately reported to the Communications Department, which monitors and keeps records of our lobbying activity to ensure compliance. Questions regarding lobbying regulation should be directed to the Communications Department or the Compliance Director.

2 3 FORTIS INC. CODE OF CONDUCT Competition and Anti-Trust Legislation You must comply with all applicable Canadian and foreign competition laws to ensure fairness, transparency and fair play in our commercial activities. This includes “antitrust” legislation in the United States. Actions such as entering agreements with others to allocate markets or customers, or to control or manipulate prices or rates, the boycotting of certain suppliers or customers or exclusive dealing, bid-rigging, misleading advertising, price discrimination and the abuse of dominant market position, are prohibited. We must be vigilant to avoid such activities, including when participating in trade associations. If you’re not sure if there’s a potential issue with competition law related to a specific business activity, speak to the CLO. QUESTION I dread eating my lunch in the lunchroom because one of my co-workers is always badmouthing the government and trying to get others to back her favourite political party. I used to look forward to a relaxing lunch break, but this is taking the joy out of my quiet time. Is this allowed? ANSWER No. Our code and political engagement policy prohibit the politicization of the workplace. Employees may not engage in promoting any political party or candidate in the workplace or seek to pressure or influence co-workers to vote for any political party or candidate. If any such behaviour is observed in the workplace, you should contact an internal resource. EMPLOYEE POLITICAL ACTIVITY You aren’t allowed to campaign for or promote any political party or candidate in the workplace or try to directly or indirectly influence co-workers to support a political cause, party or candidate. You must not use your Fortis position, office or property for any political activity or donation, or in any way where such an association could be reasonably inferred. If you know of any such activities, you should report it (see page 34). If you plan to seek an elected or appointed government position, you must first advise the CLO. If you engage in political activities, you must make clear that your views are your own, and not those of Fortis.

2 4 FORTIS INC. CODE OF CONDUCT Privacy Fortis and its subsidiaries may possess personal information relating to employees, customers and other individuals. This information may include their name, home address, phone number, email address, date of birth, social insurance number, credit card information, etc. Privacy laws generally set out rules regarding the purposes for which personal information can be collected, how personal information must be managed, individuals’ rights to know how their personal information is used, and when this information must be deleted. Some jurisdictions also have mandatory breach notification requirements that may apply in instances of unauthorized access to personal information. Our privacy policy provides guidance on the proper handling of personal information. To the extent that consent to collecting, using or disclosing personal information is required by law, we will assume, unless we are advised otherwise, that you have consented to Fortis collecting, using and disclosing personal information in the way and for the purposes stated in our privacy policy and as allowed under privacy laws. Business Travel and Expenses Depending on your role, you may need to travel or incur expenses on behalf of Fortis. Generally, business travel should be arranged through our designated travel management agency, and business expenses should be paid using a Fortis corporate credit card. These cards are issued to designated employees who travel frequently or otherwise regularly incur corporate expenses in connection with their work. Corporate credit cards should not be used for cash advances or personal, family or household expenses. You’re responsible for making sure your expenses are appropriate and in keeping with our policies. Your supervisor is responsible for approving your expenses. TRAVEL POLICY Our travel policy sets out guidelines for business travel, including air travel, accommodations, ground transportation, meals and other expenses, and provides that business travel expenses should be paid using a corporate credit card.

2 5 FORTIS INC. CODE OF CONDUCT Outside Employment and Volunteering Volunteering and supporting the communities we serve is one of our core values, and we encourage everyone to volunteer in the community. However, your outside interests must not adversely affect your performance or objectivity at work. You can pursue outside interests, like working in a part-time or off-hours job. However, consulting with, working for, or volunteering with a person or entity that Fortis has a current or potential business relationship with can give rise to a real or perceived conflict of interest, and must be avoided. Contributing corporate time or resources to community or charitable service must be approved by a member of senior management and coordinated through the Communications Department. Serving on Outside Boards If you want to serve on the board of directors or governing body of a for-profit enterprise or government agency, you need approval before you accept the position: Employees Must receive approval from the CEO. Executive Officers Must consult with the CEO and the Chair of the board and receive approval from the Chair. Directors Must consult with the CEO and the Chair of the board and receive approval from the Chair. Chair of the Board Must consult with the CEO and the chair of the governance and sustainability committee and receive approval from the committee chair. See also the board of directors governance guidelines for information about directors serving on other public company boards. You can serve on the board or governing body of a non-profit organization without receiving prior approval from a member of senior management if the appointment does not create an actual or perceived conflict of interest with Fortis. COMMUNITY SUPPORT Fortis contributes to different charitable organizations as part of our commitment to communities. Donation requests must be approved by the Communications Department, even if the donation is to an organization you’re not associated with. This makes sure we’re objective in evaluating, authorizing, processing and documenting all donation requests, and that we can avoid potential for fraud, abuse or a perceived conflict of interest. The Communications Department administers this program and records all requests. See our anti-corruption policy and anti-corruption procedures on our intranet for more information.

2 6 FORTIS INC. CODE OF CONDUCT it’s not attached to the main contract, unless you’ve received advice or approval from the Legal Department. Proprietary and Confidential Information You may handle information that’s confidential to Fortis or create a work product that belongs to us. You must not share this information, or any other confidential or proprietary information about Fortis or a person or organization that we have a current or potential business relationship with any person or entity, during or after your service with Fortis. The only exceptions are if: • it’s in the necessary course of Fortis business • it’s authorized under a non-disclosure agreement that’s been approved by the Legal Department • you’ve received written authorization from a member of senior management • it’s required by law, as determined after consulting with the Legal Department You must tell us about any invention, improvement, concept, trademark or design you’ve prepared or developed during your employment or association with Fortis and agree that we’re the exclusive owner of the property. When your employment or association with Fortis ends, you must return all proprietary and confidential information to us. You must always protect our assets, including corporate property, information, data and hardware. Corporate Assets and Opportunities You have a personal responsibility to protect our tangible assets (like our equipment and facilities), and intangible assets (such as corporate opportunities, intellectual property, trade secrets and business information, including emails, memos, accounting records, invoices, contracts, and other corporate assets) from misuse or theft. You must comply with internal policies and procedures concerning information security. You cannot obtain, use or divert Fortis property for personal use or benefit, or use the Fortis name or purchasing power for personal benefit. For example, you can’t: • use our property, information or position for personal gain • take corporate opportunities for yourself that you discover through your position with the company or through the use of corporate property or information • compete with Fortis. You owe a duty to Fortis to advance our interests if an opportunity arises All contracts involving Fortis must be in writing and approved by the Legal Department. You should not accept a side or comfort letter if PROTECTING OUR ASSETS

2 7 FORTIS INC. CODE OF CONDUCT ABOUT CONFIDENTIAL INFORMATION Confidential information means all information that’s confidential, proprietary and not public, in any format (including written, oral, visual, electronic or otherwise), that belongs to Fortis or arises from a relationship with Fortis. It includes the following, among other things: · information about employees, customers and vendors · business plans, budgets, strategies, projections, reports and analyses · operational data and reports (including materials relating to operating performance measures, processes and training activities) · financial and tax data and analyses · legal and contractual matters, including privileged information that is prepared by or shared with counsel in providing legal advice or preparing for actual or possible litigation, and draft regulatory filings Confidential information does not include information that is or becomes: · generally available to the public (unless through unauthorized disclosure) · available from a source other than Fortis (if the source was not prohibited from disclosing the information) If you’re not sure if something is confidential, do not disclose it without speaking to an internal resource. PROTECTING CONFIDENTIALITY You must comply with the confidentiality provisions of our disclosure policy and any similar policy established by a Fortis subsidiary to the extent it applies to your activities. Follow these best practices: · Keep confidential information in a safe place with access limited to those who “need to know” · Use code names for confidential projects · Don’t discuss confidential information where it may be overheard, such as in elevators, hallways, restaurants, cafes, bars, airports, airplanes, trains, buses or taxis · Don’t print unnecessary copies and retrieve confidential information from printers immediately after printing · Only transmit confidential information electronically where it can be done securely (e.g., not over public Wi-Fi) · Promptly remove confidential information from the room after meetings and destroy if no longer required All Fortis assets must be used lawfully in furthering our corporate objectives. Cybersecurity Many of our operations, assets and communications are controlled electronically or are in electronic form. This raises cybersecurity threats that must be mitigated through sound data security policies and practices. Our IT Department (and the IT and operating technology (OT) departments of our subsidiaries) provides guidance on identifying and avoiding cybersecurity threats that can occur in our daily work. Security is a shared responsibility and we all must remain attentive and vigilant at all times to safeguard our organization. Our cybersecurity policy and technology acceptable use policy provide guidance on cybersecurity best practices and how to identify and minimize potential risks.

2 8 FORTIS INC. CODE OF CONDUCT Artificial Intelligence The availability and use of artificial intelligence (AI) platforms have grown rapidly. Such products can benefit our business, but also bring risk. Our cybersecurity policy and technology acceptable use policy set out our expectations for managing the use of AI, including considerations regarding appropriate uses, protecting confidentiality and intellectual property rights, and vetting and clearly identifying content produced using AI. Communication Devices Communication resources like phone systems, computers, fax machines and mobile devices are owned by Fortis and are to be used for business purposes only. Take appropriate security precautions when using these resources to transmit or receive confidential, sensitive or proprietary information. The technology acceptable use policy provides helpful advice about how to safeguard electronic communication devices and maintain security over confidential information while traveling. Personal devices and third-party messaging apps must not be used for work-related communications – all such communications must be conducted using company-issued communication devices. You must not use our communication devices for improper or illegal activities, such as the communication of defamatory, pornographic, obscene or demeaning material, hate literature, inappropriate blogging, gambling, copyright infringement, harassment or obtaining illegal software or files. We monitor our communication resources for improper use and security purposes and audit them as part of our network management. Therefore, you should have no expectation of privacy where company-issued communication devices, such as smart phones, are used for incidental personal use. See our technology acceptable use policy for more information. QUESTION When I ask ChatGPT to write a Scope of Work for me for a new contract with a service provider, it does a great job and all I have to do is input is some basic information about the service being provided, payment terms and party contact information. Is this OK? ANSWER No. Generative AI platforms like ChatGPT generally take the information that you upload, add it to the tool’s data base and generate new content through machine learning. However, you may lose rights to or control over the information that you upload. Therefore, one should not upload confidential, proprietary, or personal information, or company-specific or identifying information into an AI platform without first consulting the IT Department, as recommended in the technology acceptable use policy. Furthermore, where this activity involves Fortis potentially entering into a new service contract, the Legal Department must be engaged to oversee the drafting and approval process.

2 9 FORTIS INC. CODE OF CONDUCT QUESTION My friends use SnapChat to communicate all the time, and we really like it. I know that some of my co-workers are familiar with the app as well. Is it OK to use this app to communicate with my co-workers? ANSWER While messaging apps such as SnapChat are fine to use when chatting with your friends outside of work, they should never be used for business purposes. Any communications that pertain to work or contain information that may be relevant to our business should be conducted using official corporate communications channels. The use of “ephemeral” messaging apps, which erase communications immediately or after a short period of time, could expose our company to risk, both from a records management and e-discovery perspective, and must not be used for official business purposes. The IT Department should be consulted if you have questions about which apps are permitted to be installed on corporate devices. WE ALLOW INCIDENTAL PERSONAL USE OF OUR COMMUNICATIONS RESOURCES IF IT DOES NOT NEGATIVELY AFFECT PRODUCTIVITY, COMPROMISE SYSTEM CAPACITY OR SECURITY OR CONTRAVENE THE LAW OR ANY FORTIS POLICY.

3 0 FORTIS INC. CODE OF CONDUCT EXTERNAL COMMUNICATIONS Our disclosure policy designates authorized spokespersons to address inquiries from financial analysts, investors and the media. You must direct any inquiry you receive from the financial and investment communities or the media to an authorized spokesperson, which includes our CEO, CFO, CLO, Vice President, Investor Relations or Vice President, Communications and Government Relations. QUESTION I travel and work from home quite a lot and rely on my ability to work remotely using my laptop or tablet. Are there any things I should do to ensure confidential information is protected? ANSWER Yes. Our Information Technology department has developed a technology acceptable use policy which provides advice on how best to secure your Fortis-issued communication and computing devices and the confidential information that is stored on them. Cyber risks are a growing and evolving security threat, with bad actors constantly seeking ways to access personal and business-sensitive information and disrupt business operations. Our IT Department monitors and takes active measures to counter these threats. You should follow all security directives and recommendations issued by the IT Department, including reviewing the technology acceptable use policy and following its recommendations. Some best practices for remote work include ensuring that your work location is secure for company-owned technology resources, confidential materials are not left where others could read them, discussions during virtual meetings cannot be overheard by others, and Wi-Fi networks are secure.

3 1 FORTIS INC. CODE OF CONDUCT SOCIAL MEDIA Social media includes websites and services where users can share information, ideas and opinions online. The Communications Department oversees Fortis-owned social media sites. While it is perfectly fine for employees to “like” or “share” social media postings by Fortis, employees must use personal social media sites responsibly, with special attention to postings that could reflect negatively upon or be attributed to Fortis. You should follow these guidelines when using social media: • don’t engage in discussions about Fortis, competitors or the utility industry • don’t disclose confidential or material information about Fortis • don’t speak for Fortis unless you’re an authorized spokesperson acting in that capacity • don’t include the Fortis name, logo or brand in your social media or content, except for example in your bio information on professional networking sites • respect others and avoid disparaging, harassing, “trolling” or illicit language • if your post could be seen as speaking for Fortis, add a disclaimer that it is your personal view only See our disclosure policy for more information. QUESTION Some of my friends are quite active on social media and go so far as to post comments about their employer and its competitors. Does that seem appropriate? ANSWER It depends. “Liking” or “sharing” Fortis postings or celebrating Fortis or co-worker achievements is perfectly fine. However, as a publicly traded company, we are subject to strict rules that govern how information about the company is shared with the public, and we have designated spokespersons whose job it is to speak for our company. Therefore, employees should avoid discussion of work-related matters in their online activities. Employees are also strongly discouraged from publicly commenting on competitors or the utility industry as such comments could be attributed to Fortis. Our disclosure policy provides more information on our designated spokespersons and employee use of social media and other modes of electronic communications. Additional guidance may be sought from the Compliance Director.

3 2 FORTIS INC. CODE OF CONDUCT Keeping Accurate Financial Records We always expect compliance with generally accepted accounting principles and internal controls. All Fortis books of account, records and other documents must accurately account for and report all assets, liabilities and transactions. You must not: • cause our accounting and financial books orrecords to be incorrect or misleading in any way • participate or assist in concealing an improper transaction • delay the prompt or correct recording of disbursements • hinder or fail to cooperate in resolving issues identified in internal or external audit reports • conceal knowledge of any untrue, misleading or inaccurate statement or record, whether it was made intentionally or unintentionally • conceal a transaction that does not seem to serve a legitimate commercial purpose or fail to bring it to the attention of appropriate supervisors. If you have any concerns or complaints regarding questionable accounting or auditing matters, you should follow the guidelines in our speak up policy, including promptly reporting the concern or complaint according to the procedures set out in that policy (see page 34). Records Management Effective records management facilitates operational efficiencies and business continuity while mitigating litigation and other risks. Legislation also prescribes minimum retention periods for certain business records. Our records management policy and records retention schedule set out our practices for managing our business records and set minimum retention periods for certain records. Our business records must be managed consistent with these policies.

3 3 FORTIS INC. CODE OF CONDUCT Following the code is mandatory. It’s your responsibility to speak up or ask for help if you’re not sure about something. It’s also your responsibility to report a concern if you believe someone is not following the code, any other Fortis policy or applicable laws, or if you observe what appears to be accounting or auditing irregularities. Filing a Report You can report an incident personally or file a report anonymously by using our EthicsPoint hotline. The service is available 24 hours a day, seven days a week (see page 34). We investigate all reports and keep all information confidential to the extent permitted by law and feasible in connection with the investigation and resolution of the matter. Make sure you provide enough information or evidence to substantiate your report and allow for a proper investigation. Where other Fortis policies contain their own specialized reporting procedures, such as the respectful workplace policy, those procedures should first be followed whenever possible. Incidents reported through the EthicsPoint hotline may also be re-directed through the specialized reporting procedures under other Fortis policies if it is more appropriate. WHERE TO GO FOR HELP ALWAYS ACT IN GOOD FAITH There are no repercussions for filing a report or assisting with an investigation if you have reasonable grounds and you act in good faith. Filing a report in bad faith — with malicious intent, or when you know it’s not true — is a serious matter and will lead to disciplinary action, which could include losing your job. Nothing in this code restricts your ability to make a good faith report to a government or regulatory authority with respect to unlawful conduct. Fortis will also not permit any form of retaliation against individuals for assisting with an investigation by providing information or otherwise. For more information on reporting misconduct, see our speak up policy.

3 4 FORTIS INC. CODE OF CONDUCT FILE A REPORT PERSONALLY Go to your supervisor or speak to an executive officer, a member of senior management or the CLO to report an actual, potential or suspected violation. If you do not feel comfortable reporting the incident to your supervisor, or any other member of senior management, you may report the incident to the Director, Internal Audit (who the board has designated as the Administrator and an Investigator under the speak up policy) or the chair of the audit committee. Karen Wade Margarita Dilley Director, Internal Audit Chair, Audit Committee 709-737-2910 709-737-5432 kwade@fortisinc.com mdilley@fortisinc.com FILE A REPORT ANONYMOUSLY If you do not feel comfortable reporting the incident personally, you can use our EthicsPoint hotline to file a report anonymously. Although you can submit an anonymous report through EthicsPoint, anyone making an anonymous report should be aware that maintaining anonymity could hinder an effective investigation of the incident. As a practical matter, it is also possible that the anonymity of a person who makes an anonymous report may become known during the investigation or resolution of the incident or may become subject to legal disclosure requirements. We therefore encourage you to only report on an anonymous basis where absolutely necessary due to the inherent difficulty in properly investigating, following up on and resolving anonymously reported incidents. We use NAVEX, a third party that provides confidential, anonymous reporting services 24 hours a day, seven days a week: ONLINE Go to FortisInc.ethicspoint.com PHONE Canada and the United States 1-866-294-5534 Cayman Islands 1-800-225-5288

3 5 FORTIS INC. CODE OF CONDUCT What Happens Next Reports are forwarded to the Director, Internal Audit, chair of the audit committee and CLO, and you will receive an acknowledgment within five business days. The acknowledgment will contain a unique code called a report key. Write down your report key and password and keep them in a safe place. Be sure to check frequently on the status of your report through EthicsPoint because there may be follow-up questions or information requests that require your response. An Investigator will be assigned based on the nature of the report and the skills required to investigate each incident promptly and independently. Information will be kept confidential to the extent permissible by law and feasible to allow a proper investigation and resolution, and the Investigator will always try to protect the identity of the persons involved. All incidents relating to questionable accounting or auditing matters will be investigated under the supervision of the audit committee. An Investigator may involve management in the investigation as deemed appropriate. An Investigator may also authorize an independent investigation or engage external consultants or advisors to assist in the investigation. The process can also lead to an external investigation or proceedings with a government or regulatory authority. Employees are expected to cooperate with and render assistance to investigators in a forthright and timely manner. We’ll communicate the status and, where possible, outcome of an investigation as timely as possible and will contact you directly if you identified yourself when filing the report. If you filed the report anonymously, you can receive an update using the method you used to make the report. Go on the EthicsPoint website or call the toll-free number in your area (see page 34) and use your report key and password to receive the update. We Retain Records All records relating to an incident are the property of Fortis. We may retain records: • to comply with applicable laws and our document retention policies • subject to safeguards that ensure confidentiality and, when applicable, the anonymity of the report • to maximize their usefulness to our compliance program

3 6 FORTIS INC. CODE OF CONDUCT This code references other important governance policies at Fortis. You can find this code and the following policies and documents on our intranet or you can ask the Legal Department for a copy: • Anti-corruption policy • Anti-corruption procedures • Authorizations policy • Board and executive diversity policy • Compliance and ethics program manual • Cybersecurity policy • Disclosure policy • Employee guide • FERC compliance manual • Human rights statement • Inclusion and diversity commitment statement • Insider trading policy • Occupational health and safety policies • Policy on reporting allegations of suspected improper conduct and wrongdoing (speak up policy) • Political engagement policy • Privacy policy • Records management policy • Records retention schedule • Respectful workplace policy • Technology acceptable use policy • Travel policy • Vendor code of conduct OTHER FORTIS POLICIES AND RELATED MATERIALS

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